SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

RETRACTABLE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

November 4, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76129W105

(1)	Names of Reporting Persons Katie Petroleum, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 1,402,980

(6) Shared Voting Power not applicable

(7) Sole Dispositive Power 1,402,980

(8) Shared Dispositive Power not applicable

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,402,980

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.1%

(12)	Type of Reporting Person (See Instructions) CO

Item 1(a)	The name of the issuer is Retractable Technologies, Inc. (the “Issuer”).
Item 1(b)	The address of the principal business office of the Issuer is 511 Lobo Lane, Little Elm, TX 75068.

Item 2(a)	The name of the person filing this statement is Katie Petroleum, Inc. (the “Filer”).
Item 2(b)	The principal business office of the Filer is 17341 Remington Park Cir., Dallas, TX 75252.
Item 2(c)	The Filer is a Texas corporation.
Item 2(d)	This statement relates to shares of Common Stock of the Issuer.
Item 2(e)	The CUSIP number of the Common Stock of the Issuer is 76129W105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable. This statement is filed pursuant to §240.13d-1(c).

Item 4.	Ownership:
(a)	1,402,980
(b)	5.1%
(c)	(i) 1,402,980
(ii) not applicable
(iii) 1,402,980
(iv) not applicable

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 16, 2012	KATIE PETROLEUM, INC.

	BY:	/s/ JAMES T. LANGHAM
JAMES T. LANGHAM
PRESIDENT